The Docs, Inc.

5235 S. Durango Dr., Suite 103

Las Vegas, NV 89113

February 10, 2022

VIA EDGAR TRANSMISSION AND EMAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Re: Docs, Inc. (The Docs, Inc.)

Amendment No. 1 to Registration Statement on Form S-1

Filed September 28, 2021

File No. 333-252720

Ladies and Gentlemen:

On behalf of The Docs, Inc. (the “Company”), the undersigned hereby submits a response to certain questions raised by the staff of the U. S. Securities and Exchange Commission (the “Staff”) in its letter of comments dated October 25, 2021 (the “Comment Letter”) relating to the Company’s Amended Registration Statement on Form S-1/A filed on September 28, 2021. Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Amendment No. 1 to Registration Statement on Form S-1

Our Company, page 4

1.	We note your revisions in response to prior comment 5. However, we continue to note disclosure that indicates your corporation may intend to engage in the practice of medicine. For example, we note your disclosure on page 47 that you will “[o]ffer medical services to patients in Southern Nevada,” and your disclosure on page 37 that “[p]hysician services revenue is derived principally from the provision of physician services to patients we will serve, and primarily consists of fee for service revenue from third-party payors.” Please provide us with a detailed legal analysis as to whether a corporation organized under Chapter 78 of the Nevada general corporation law may engage in the practice of medicine for profit, and whether such corporation may have public shareholders, as contemplated by your public offering. In your response, please cite any legal authority on which you have relied for your conclusions.

We respectfully note Staff’s comment and have corrected language in the indicated sections and throughout to reflect that the Company does not directly offer physician services, rather offers services to physicians, such as exam rooms, office space, and support services.

Prospectus Summary, page 4

2.	We note your response to prior comment 4 and reissue in part. Please highlight the disparate voting rights of your Preferred Stock in your prospectus summary section.

We respectfully note Staff’s comment and have revised page 4 to highlight the disparate voting rights of our Preferred Stock.

Company Overview, page 33

3.	We note your response to prior comment 11 and reissue in part. Please clarify what you mean when you discuss your "base of health systems customers."

We respectfully note Staff’s comment and have removed such reference throughout.

Management's Discussion and Analysis or Plan of Operations, page 46

4.	Please respond to prior comment 15.

After carefully reviewing Staff’s prior comment 15, we removed such language throughout to better reflect our business plan of providing services to physicians, not patients.

5.	Please provide a discussion of your results of operations for each period presented as compared to the corresponding prior periods. See Item 303 of Regulation S-K.

We respectfully note Staff’s comment and have updated the section to include our results from operations for each period.

Management and Director Experience, page 49

6.	We note your response to prior comment 17 and reissue. It appears you still have not made the requested changes. For example, it appears you did not revise the Management and Director Experience section. Please revise to provide the disclosure required by Item 401(e) of Regulation S-K.

We have updated the Management and Director Experience section to meet the disclosure requirements of Item 401(e) of Regulation S-K.

Exhibits, page II-4

7.	We note your response to prior comment 21 and reissue in part. Please provide an active hyperlink for each exhibit filed with the registration statement.

We have updated the table to include an active hyperlink for each exhibit.

The Company acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq. at (702) 524-9151.

THE DOCS, INC.
By: /s/ Mark A. Cole Mark A. Cole Principal Executive Officer

cc: Thomas C. Cook, Esq.